INFINITY ENERGY RESOURCES, INC

11900 College Blvd., Suite 310

Overland Park, KS 66210

August 2, 2021

VIA EDGAR AND FACSIMILE

Timothy Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	INFINITY ENERGY RESOURCES, INC.
Registration Statement on Form S-1
Registration No. 333-258066

Dear Mr. Collins:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Infinity Energy Resources, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern time, on Wednesday, August 4, 2021 or as soon as possible thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-1, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by any lawyer with Sullivan & Worcester LLP.

In connection with this acceleration request, the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Infinity Energy Resources, Inc..

By:	/s/ Stanton E. Ross
Name:	Stanton E. Ross
Title:	Chief Executive Officer,
President and Chairman of the Board